EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Fiscal Year

	1995	1996	1997	1998	1999

Income before taxes and fixed charges (net of capitalized interest):

Income from continuing operations before taxes and equity in net income/(loss) of joint venture	$698,543	$922,436	$798,921	$437,833	$1,021,790

Add fixed charges net of capitalized interest(1)	34,504	42,819	44,161	69,543	68,425

Total income before taxes and fixed charges	$733,047	$965,255	$843,082	$507,376	$1,090,215

Fixed charges:

Interest expense	$21,401	$20,733	$20,705	$45,309	$47,093

Capitalized interest	—	5,108	750	4,268	6,000

Interest component of rent expense(2)	13,103	22,086	23,013	23,720	20,752

Total fixed charges	$34,504	$47,927	$44,468	$73,297	$73,845

Ratio of earnings to fixed charges	21.25x	20.14x	18.96x	6.92x	14.76x

(1)	Capitalized interest includes interest capitalized during the period, less the amount of previously capitalized interest that was amortized during the period.

(2)	The interest factor is estimated at one-third of total rent expense for the applicable period, which management believes represents a reasonable approximation of the interest factor.